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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                              SYNSORB BIOTECH INC.

                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)


                                   87160V-10-4

                                 (CUSIP Number)

                               GREGORY B. MATTHEWS
                             400,521-3RD AVENUE S.W.
                            CALGARY, ALBERTA T2P 3T3
                                 (403) 263-3653

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    COPY TO:

                                WILLIAM L. BOEING
                              HAYNES AND BOONE, LLP
                        1600 N. COLLINS BLVD., SUITE 2000
                             RICHARDSON, TEXAS 75080
                                 (972) 680-7553

                                   MAY 7, 2002

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


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                                  SCHEDULE 13D
CUSIP NO.         87160V-10-4

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Scout Capital Corp.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)    [ ]
                                                                      (b)    [X]
(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS
         WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION
         Alberta, Canada

                                            (7)      SOLE VOTING POWER
NUMBER OF                                            458,902
SHARES
BENEFICIALLY                                (8)      SHARED VOTING POWER
OWNED BY                                             0
EACH
REPORTING                                   (9)      SOLE DISPOSITIVE POWER
PERSON WITH                                          458,902

                                            (10)     SHARED DISPOSITIVE POWER
                                                     0

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         458,902

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [ ]

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.25%

(14)     TYPE OF REPORTING PERSON
         CO


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           This Amendment No. 4 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed by Scout Capital Corp. with the Securities and Exchange Commission ("SEC") on December 31, 2001 relating to the Common Stock of Synsorb Biotech Inc. (the "Original Filing"), as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 8, 2002, Amendment No. 2 to
Schedule 13D filed with the SEC on April 23, 2002 and Amendment No. 3 to
Schedule 13D filed with the SEC on April 25, 2002 (as previously amended, the "Filing"). Capitalized terms used herein which are not defined herein have the meanings given to them in the Filing. The main purpose of this amendment is to amend and restate the information contained in Items 4, 5, 6 and 7 of the Filing. Except as set forth below, all previous Items of the Filing remain unchanged.

ITEM 4. PURPOSE OF THE TRANSACTION.

Item 4 is hereby amended in its entirety to read as follows:

           The purchases of Common Stock consummated by Scout were made in the open market through the facilities of the Toronto Stock Exchange and the NASDAQ Stock Market. The Common Stock of Synsorb was acquired by Scout for investment purposes. However, Scout intends to monitor and review its interests in Synsorb on an ongoing basis. Such continuing review may result in Scout acquiring additional shares of Common Stock in the open market or in privately negotiated transactions, maintaining its holdings at current levels, discussing Synsorb's business, operations or other affairs with management, the board of directors or shareholders of Synsorb or selling all or a portion of its holdings in the open market or in privately negotiated transactions. Any such actions Scout undertakes will be dependent upon, among other things, the availability of shares of Common Stock for purchase and the price levels of such shares; general market and economic conditions; the ongoing evaluation of Synsorb's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of Common Stock; the actions of the management and board of directors of Synsorb; and other future developments.

           Scout believes that more needs to be done to enable shareholders to realize the inherent value of Synsorb's business and that new leadership is required in order to enhance shareholder value. Therefore, Scout notified Synsorb of its intention to nominate Jim Silye, David Tonken and Tim Tycholis (the "Scout Directors") for election to the Synsorb board of directors at its 2002 annual meeting to be held on May 7, 2002 (the "Meeting"). Scout filed proxy and information circular materials with Canadian securities authorities and mailed such materials to Synsorb shareholders. Scout solicited proxies for the election of the Scout Directors in accordance with applicable Canadian proxy regulations.

           The evening before the Meeting, representatives of Scout and Synsorb met to discuss the proposed election of the Scout Directors. Scout and Synsorb then agreed that they would vote in favor of election of the Scout Directors at the Meeting. The parties also agreed to make a proposal at the Meeting to expand the Synsorb board of directors to five persons, and to vote in favor of electing Bruce Kenway and Gerry Quinn (the "Additional Directors") to Synsorb's board. The Additional Directors are incumbent directors of Synsorb.

           At the Meeting, a motion was made that the Synsorb shareholders approve the expansion of the Synsorb board of directors to five persons. Scout and Synsorb then voted their shares of Common Stock, as well as the shares of Common Stock for which they held proxies, in favor of the expansion of the Synsorb board and the election of the Scout Directors and the Additional Directors. The number of votes cast at the Meeting in this manner was sufficient to approve the expansion of the Synsorb board and the election of the Scout Directors and the Additional Directors in accordance with applicable law.


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           Scout believes that the Scout Directors can seek to improve Synsorb's relationship with the investor community and seek to identify and pursue strategic transactions that would enhance shareholder value. In order to more efficiently implement these goals, Mr. Tonken was elected as Chairman of the Board of Synsorb immediately after the Meeting. Additionally, Mr. Silye was elected as President and Chief Executive Officer of Synsorb. Mr. Bill Hogg, Synsorb's previous President and Chief Executive Officer, assumed the responsibilities of Chief Financial Officer of Synsorb.

           Scout believes that it would be desirable for Synsorb to explore the possibility of pursuing strategic transactions to enhance shareholder value, and has so advised the management of Synsorb. Such transactions could involve the acquisition of all or part of Synsorb, the sale of all or a material part of Synsorb's assets, or the purchase by Synsorb of companies operating in similar business lines or assets of such companies. Scout may hold discussions with other parties who might engage in such transactions with Synsorb.

           Scout reserves the right to participate in or initiate, alone or with others, any plans, proposals or transactions with respect to Synsorb or its securities. There can be no assurance that Scout (or any of its affiliates) will take any of the actions described in this Item 4 with respect to the Common Stock or with respect to Synsorb.

           Except as described in this Item 4, as of the date of this amendment, Scout has not formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of Synsorb, or the disposition of securities of Synsorb; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of Synsorb or its subsidiaries, if any; (d) any change in the present board of directors or management of Synsorb, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Synsorb; (f) any other material change in Synsorb's business or corporate structure; (g) changes in Synsorb's charter or bylaws or other actions that may impede the acquisition of control of Synsorb by any person; (h) causing a class of securities of Synsorb to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Synsorb becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended in its entirety to read as follows:

         On May 15, 2002, Synsorb conducted a one-for-eight reverse stock split of the Common Stock. The number of shares of Common Stock reported in this Item 5 reflect the effect of this stock split.

SCOUT CAPITAL CORP.

         (a) Number of Securities Beneficially Owned: 458,902 shares of Common Stock

                  Percentage of Class:  9.25%

         (b)      Sole Voting Power: 458,902 shares of Common Stock

                  Shared Voting Power: 0 shares of Common Stock

                  Sole Dispositive Power: 458,902 shares of Common Stock


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                  Shared Dispositive Power: 0 shares of Common Stock

         (c) The transactions made by Scout in the Common Stock since the date of the last amendment to the Filing are detailed on Schedule A hereto, which is incorporated herein by this reference.

  JIM SILYE

         (a)      Number of Securities Beneficially Owned: 750 shares of Common
                  Stock

                  Percentage of Class: 0.0% (less than one-tenth of a percent)

         (b)      Sole Voting Power: 750 shares of Common Stock

                  Shared Voting Power: 0 shares of Common Stock

                  Sole Dispositive Power: 750 shares of Common Stock

                  Shared Dispositive Power: 0 shares of Common Stock

         (c) Mr. Silye has not made any purchases of Common Stock since the date of the last amendment to the Filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended in its entirety as follows:

           As described in Item 4 above, Scout agreed with Synsorb to vote its shares of Common Stock at the Meeting in favor of the expansion of Synsorb's board to five members and the election of the Additional Directors and the Scout Directors. This agreement only pertained to the voting of the Common Stock at the Meeting, and Scout disclaims any beneficial ownership of Common Stock held by other Synsrob stockholders that may have been deemed to exist in connection with this arrangement. Scout is not presently a party to any agreement with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended in its entirety as follows:

           Exhibit I - Information Concerning Executive Officers and Directors of Scout Capital Corp. (filed as an Exhibit to the Original Filing and incorporated herein by reference).

           Exhibit II - Letter Agreement, dated May 6, 2002, by and between Scout Capital Corp. and Synsorb Biotech Inc. (filed herewith).


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                                    SIGNATURE

       After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

                                              SCOUT CAPITAL CORP.

                                              By: /s/ David L. Tonken
                                                 -------------------------------
                                              Name: David L. Tonken
                                              Title: Chief Executive Officer
Date: May 23, 2002


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                                   SCHEDULE A

                     SCOUT TRANSACTIONS IN THE COMMON STOCK
                               IN THE LAST 60 DAYS

TRADES EXECUTED ON THE TORONTO STOCK EXCHANGE:

------------------ ---------------------- -----------------------
DATE               NUMBER OF SHARES       PRICE (Cdn. $)
------------------ ---------------------- -----------------------
5/16/02            101,000                $1.288
------------------ ---------------------- -----------------------
5/17/02            30,300                 $1.20
------------------ ---------------------- -----------------------
5/21/02            39,100                 $1.22
------------------ ---------------------- -----------------------
5/22/02            7,900                  $1.26
------------------ ---------------------- -----------------------